MOBIVITY HOLDINGS CORP.

55 N. Arizona Place, Suite 310

Chandler, Arizona  85225

September 8, 2015

VIA EDGAR

Katherine Wray, Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

Mobivity Holdings Corp.

Registration Statement on Form S-1

File No. 333-203751

Dear Ms. Wray:

Mobivity Holdings Corp. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Eastern Time, on Thursday, September 10, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MOBIVITY HOLDINGS CORP.

By: /s/ Dennis Becker

Dennis Becker, Chief Executive Officer